Exhibit 99.4

Points International to Present at Susquehanna Financial Group’s

Get Carded in 2013: The Payments Conference

Toronto, Canada – April 24, 2013 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), global leader in reward currency management, announced today that management will present at Susquehanna Financial Group’s Get Carded in 2013: The Payments Conference to be held on Tuesday May 7, 2013 at the Le Parker Meredien Hotel, New York. Rob MacLean, the Company’s Chief Executive Officer and Anthony Lam, the Company’s Chief Financial Officer will be available to meet with investors in a one-on-one setting from 8 AM to 5 PM ET. For more information or to meet with management, please contact Points International's investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations. Points also manages the largest loyalty commerce network and online consumer portal, Points.com, to give the network’s 500 million members the ability to trade, track, exchange, and redeem loyalty points, miles, and rewards.

As the industry’s pioneer of loyalty currency management and loyalty technology innovator, Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. Points was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth.

Contact:

Addo Communications
Laura Bainbridge /Kimberly Esterkin
lauraf@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400